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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07072085



FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

PROCESSED

ORMER TELEMANAGEMENT SOLUTIONS LTD.

(Name of Registrant)

JUL 20 2007

THOMSON FINANCIAL

22 Zarhin Street, Ra'anana 43662, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

FILED SOLELY FOR THE PURPOSE OF DEPOSITING A COPY OF THE REGISTRANT'S ANNUAL REPORT TO SHAREHOLDERS WITH THE SECURITIES AND EXCHANGE COMMISSION

MER TELEMANAGEMENT SOLUTIONS LTD.

6-K Items

1. MER Telemanagement Solutions Ltd. Annual Report for the year ended December 31, 2006.

ITEM 1


4
MTS Annual Report 2006
Your Partner of Choice
mts

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for Telecommunications Expense Management (TEM) used by enterprises, and for Business Support Systems (BSS) used by information and telecommunication service providers.

MTS' Telecommunications Expense Management (TEM) solutions assist and empower thousands of enterprises and organizations to make smarter choices with their telecom dollar at each stage of the service lifecycle including allocation of cost, proactive budget control, fraud detection, processing of payments, forecasting spending, and more. We support our clients on an ongoing basis with both sophisticated software applications and a variety of managed services relationship models.

MTS' converged solutions for information and telecommunication service providers are successfully implemented worldwide by wireless, VoIP, IPTV, and content service providers. Our systems handle charging and invoicing customers, interconnect billing, and partner revenue management using pre-pay and post-pay schemes. MTS pre-configured solutions are implemented in record time at competitive prices.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the United States, Hong Kong and Brazil as well as through partnerships with Siemens, Phillips, and others. MTS' shares are traded on the NASDAQ (symbol: MTSL).



Contents

Financial Highlights


in thousands U.S. dollars
12,000
10,000
8,000
6,000
4,000
2,000
0
2,000
4,000
6,000
9,787
130
9,230
87
9,413
4,127
11,563
4,216
10,484
2,246
2002
2003
2004
2005
2006
revenues
net loss

(in thousands, except share data)

statement of income data	2002	2003	2004	2005	2006
Revenues	$ 9,787	$ 9,230	$ 9,413	$ 11,563	$ 10,484
Gross profit	$ 7,891	$ 7,381	$ 6,599	$ 7,761	$ 7,129
Research and development, net	$ 2,127	$ 1,825	$ 2,362	$ 4,395	$ 3,633
Operating loss	($ 48)	($ 190)	($ 4,164)	($ 4,261)	($ 2,233)
Net income (loss)	$ 130	$ 87	($ 4,127)	($ 4,216)	($ 2,246)
Diluted earnings (loss) per share	$ 0,03	$ 0,02	($ 0,89)	($ 0,83)	($ 0,39)
Average number of shares (in thousands)	4,710	4,628	4,634	5,092	5,762





Chaim Mer,
Chairman of the Board



Eytan Bar,
President and CEO

Dear Shareholders,

In 2006, we consolidated our position in both of our target markets. We added key customer accounts and completed large-scale, business critical deployments. While continuing to expand sales of our new products, we also maintained high standards for product quality and customer service, as evidenced by new reference accounts.

As part of an ongoing strategy to increase our market share, we upgraded our partnership with NEC and other leading international distributors and integrators. With the acquisition of TelSoft, we rapidly expanded our customer base and created future sales opportunities.

At the end of the year, we launched an exciting new Invoice Management product for the enterprise market featuring our patented mobile technology. As mobile communication expenses soar, this product offers a unique competitive advantage as well as rapid, quantifiable return on investment.

Through stable revenues and rigorous expense control, MTS transitioned from an operating loss to profitability. Our solid performance demonstrates that the strategic investment in new products and partners over the past two years is bearing fruit.

By concentrating on the four cornerstones of our business - Products, Partners, Customers and Operations – we have built the basis for future growth. In 2007, we intend to leverage this base to increase revenues and profits.

Financial Results

Revenues for the fourth quarter of 2006 were $2.3 million, compared with revenues of $3.0 million in the fourth quarter of 2005. Revenues for the twelve month period ended December 31, 2006 were $10.5 million, compared with revenues of $11.6 million for the 2005 twelve month period.

Operating loss for the fourth quarter of 2006 was $538,000 compared with a loss of $225,000 in the fourth quarter of 2005.

Operating loss for the twelve month period ended December 31, 2006 decreased 48% to $2.2 million, compared with a loss of $4.3 million for the 2005 twelve month period.

Net loss for the fourth quarter was $669,000 or ($0.12) per diluted share, compared with a net loss of $335,000 or ($0.06) per diluted share in the fourth quarter of 2005. Net loss for the twelve month period ended December 31, 2006 declined by 47% to $2.2 million, or ($0.39) per diluted share, compared with a net loss of $4.2 million or ($0.83) per diluted share for the 2005 twelve month period.

MTS ended the fourth quarter with an accumulated backlog of orders of approximately $1.3 million. The backlog represents orders booked but not yet recognized as revenue as of December 31, 2006.

Strategic Partnerships

In 2006 we worked closely with our partner and distributor NEC to integrate the MTS Telecommunications Expense Management solution with the NEC MA400 Management platform. NEC is now exclusively promoting the combined turnkey solution to enterprise customers in the US.

We also created new partnerships with vendors in the telecom billing market to promote the MTS Billing Solution for advanced services and business models. We have partnered with Airspan to offer an end-to-end solution for VOIP carriers, which has already been deployed in the US and Central America. Through a partnership with Systeam in Italy, we are able to offer a unique retail billing system featuring fraud protection and Web self-care. In addition, we deployed our IPTV and convergent billing solution this year in Asia and Africa in partnership with a major network equipment vendor.

Satisfied Customers

During 2004-2005, we invested heavily in expanding our product portfolio, launching a new version of our Telecom Expense Management (TEM) suite, and acquiring the MTS Billing platform. In 2006, we installed the new TEM platform at a number of customer sites in the US and Europe and the deployments are going very well, providing MTS with valuable references.

This year we also successfully implemented our telecom billing solution in North America, Asia, Africa and the Middle East – and our customers are reporting a measurable impact on their business. For example, Bezek International, Israel's largest international long distance carrier, launched MTS Interconnect Billing to manage its complex partner relationships. The new solution enabled the business to grow rapidly by automating labor-intensive and error-prone processes.

TelSoft Solutions Acquisition

Following our acquisition of California-based TelSoft Solutions, we expanded our presence in the US telecom expense management market. The acquisition is part of our strategy to improve our market position and accelerate growth and profitability.

The acquisition of TelSoft provides immediate opportunities to sell our new Invoice Management product and to promote our complete Telecommunications Expense Management solution. To our new customers from TelSoft, we are providing a compelling product roadmap and a commitment to meet their current and future requirements.

Looking Ahead

Through a combination of decades of experience and partnerships with the industry's leading players, we understand the needs of our markets. By providing the most comprehensive solutions available based on our robust new technology, we are prepared to meet those needs effectively. In 2007, we look forward to improving both our top and bottom line performance and to continuing to build customer and partner relationships.

Chaim Mer,
Chairman of the Board

Eytan Bar,
President and CEO



With the MTS Interconnect Billing solution we have increased our revenue by creating a new wholesale business, enabling us to provide interconnection services to other service providers across the globe.

- Nissan Arie, V.P Global Business, Bezeq International



Telecom Expense Management

Controlling Costs Since 1985

Our industry-leading Telecommunications Expense Management (TEM) solutions help enterprises reduce communication costs. Every day, our products are increasing efficiency for diverse organizations from corporations, universities and institutions to government agencies, airports and utilities.

MTS has a proven track record of helping organizations to:

- Control operating expenses through usage analysis
- Implement audit and fraud controls
- Analyze equipment utilization to optimize performance
- Manage inventory and assets
- Manage the work flow for communications-related tasks.

Invoice Management: The Current Challenge

Managing telecom invoices has always been a difficult challenge. Unlike other bills, telecom charges involve intricate agreements, compound line items, and a variety of charge models including recurring, one-time and usage-based. As a result, verification, approval and insight are complex and time-consuming.

Invoice Management is a crucial part of Telecom Expense Management. It involves a number of business processes such as invoice administration, invoice verification and invoice reconciliation. when those processes are automated effectively, organizations can make smarter choices with their telecom dollars including sourcing, contracting, ordering, processing of payments and by extension, forecasting spending.

Mobile: The Most Expensive Piece of the Puzzle

The average organization now deals with numerous communication service providers including local, long-distance, international, mobile and internet. Mobile has become one of the largest expenses, and one of the most challenging and important to monitor. Research shows that many billing errors occur, but it is very difficult to identify them given the large number of users, services, and plans.

Using cutting-edge patented technology, MTS Invoice Management is the only solution that tracks actual mobile phone usage. MTS Invoice Management compares service provider charges against the contract and against actual behavior. Automatic alerts notify managers about discrepancies.

Continuing to Lead the Market

As communications spending soars, the need to automate and improve operational efficiency becomes more acute. Gartner estimates that the TEM market generated revenue of just over $400 million in 2006. They estimate that the market will grow at a compound annual rate of almost 40% from 2006 to 2010, reaching $1.5 billion in 2010.

After more than 20 years, MTS enjoys an excellent reputation and a long list of satisfied customers. In Telecom Expense Management, we offer enterprises the maximum return on investment due to an integrated solution that enables organizations to compare actual usage to invoices, and to detect and resolve billing errors as soon as they arise. Our patented mobile technology addresses the greatest pain point with incomparable ease.

In 2007, we have an opportunity to actively promote our new Invoice Management product to our large installed base and to new prospective customers around the world.



With the MTS system, my life on a daily basis is a hundred times easier, the system is so simple to use and the service has been outstanding...

- Mirela Weeks,
Telecom Manager, Greenwich Hospital





Telecom Billing Solutions

Billing the New Generation of Advanced Services

Growth in the billing software solutions market is fueled by new services including Voice over IP and IPTV. Analysts are projecting significant momentum in these sectors, for example, Gartner predicts more than 50 million IPTV subscribers in 2010 (nearly 74% CAGR) and revenues reaching almost $13,400 million (102% CAGR).

In addition, new ways of doing business - involving a multitude of partners and suppliers - are making interconnect billing a top priority even for veteran telecom service providers.

The MTS solution is an excellent fit both for emerging new service providers and established operators developing new lines of business. A converged system that handles both pre-paid and post-paid customers, the MTS solution can be installed alongside legacy systems or provide a cost-effective, entry-level solution. By partnering with network vendors and system integrators that specialize in sales to this market, we can focus on developing and marketing the best product available.

Simplified Billing - by Design

MTS provides an advanced convergent billing platform that simplifies the way in which operators and service providers settle with their customers and partners for multiple services and lines of business.

MTS billing solutions are designed to address today's complex variety of services, payment methods, and partners in one coherent system. Out of the box, packaged solutions are pre-configured to support wireless, wireline, VoIP, IPTV, gaming, content, value added services and more. MTS features remarkably rapid implementation and ease of use.

The MTS solution was designed for advanced services, featuring:

- Real-time advise-of-charge for both pre-paid and post-paid subscribers
- Interface to Conditional Access Servers (CAS) to prevent over-budget consumption
- Ability to rate any service including video, music, games, and more
- Support for dynamic bundles and promotions
- Settlement of content partner and advertiser revenue shares
- Easy interface with other BSS systems in the operator's ecosystem.

Satisfied Customers, New Opportunities

In 2006, MTS successfully implemented seven new billing solutions for providers of advanced services. Our solution successfully supported one of Europe's first IPTV services. As a result of our success in this emerging market, we have been selected by a leading international partner as their source for IPTV billing solutions around the world.

"We chose the MTS Interconnect solution because of its superior, innovative technology which fully addresses our current and future needs. The system enables us to manage all our daily partner activities and agreements, providing fast, accurate accounts reconciliation."

-Osnat Cohen
Internal Application Manager, Bezeq International



13

A Commitment to Our Customers

For over 20 years, customer satisfaction has been our top priority. We work closely with our customers and partners to ensure that every implementation is a success.

From product development through sales and support, we emphasize quality and attention to detail. We are proud of our long track record and history of repeat orders, and we are committed to maintaining those high standards far into the future.

"With MTS Billing we were able to replace a range of complex, account centric billing programs developed over the years, with one customer centric platform, providing us with the integrity, flexibility and scalability we need to expand our business."

- **Stephen McCarthy**, President, GlobalPhone



Operating and Financial Review and Prospects

A. Operating Results

The following discussion of our results of operations should be read together with our consolidated financial statements and the related notes, which appear elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report.

Overview

We are a worldwide provider of solutions for TEM used by enterprises and BSS used by ITSPs. Our TEM solutions assist enterprises and organizations to make smarter choices with their telecommunications spending at each stage of the service lifecycle, including allocation of cost, proactive budget control, fraud detection, processing of payments and spending forecasting. Our TEM solutions support our clients on an ongoing basis with both sophisticated software applications and a variety of managed services relationship models. Our converged BSS solutions for ITSPs have been successfully implemented worldwide by wireless providers, Voice over Internet Protocol, Internet Protocol Television, and content service providers. Our converged BSS solutions include applications for charging and invoicing customers, interconnect billing and partner revenue management using pre-pay and post-pay schemes. Our pre-configured BSS solutions have been designed to be implemented quickly and are competitively priced.

On July 31, 2006, we completed the acquisition of certain assets and liabilities of TelSoft, a California corporation, a provider of call accounting and TEM products. The TelSoft products offer a complementary solution to our products. In connection with the acquisition, we paid an initial consideration of $1.1 million and agreed to pay additional contingent consideration based on post acquisition revenue performance during the 12 month period following the acquisition. We believe that the acquisition of TelSoft's TEM and call accounting software will enable us to expand our TEM solutions and will assist us to strengthen our growing business in the United States.

General

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Financial Accounting Standards Board Statement No. 52. The majority of our sales are made outside Israel in dollars. In addition, substantial portions of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain subsidiaries and an affiliate whose functional currency is not the dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

Discussion of Critical Accounting Policies and Estimations

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the use of different assumptions would likely result in materially different results of operations.

Critical accounting policies are those that are both most important to the portrayal of a company's financial position and results of operations, and require management's most difficult, subjective or complex judgments. Although not all of our significant

15.

accounting policies require management to make difficult, subjective or complex judgments or estimates, the following policies and estimates are those that we deem most critical:

Revenue Recognition. We account for our revenue in accordance with the provisions of SOP No. 97-2, "Software Revenue Recognition," issued by the American Institute of Certified Public Accountants and as amended by SOP No. 98-9 and related interpretations. When an arrangement does not require significant production, modification or customization of software or does not contain services considered to be essential to the functionality of the software, revenue is recognized when the following four criteria are met:

- Persuasive evidence of an arrangement exists. We require evidence of an agreement with a customer specifying the terms and conditions of the products or services to be delivered typically in the form of a purchase order or the customer's signature on our proposal;
- Delivery has occurred. For software licenses, delivery takes place when the software is installed on site or remotely or is shipped via mail on a compact disc or server. For services, delivery takes place as the services are provided;
- The fee is fixed or determinable. Fees are fixed or determinable if they are not subject to a refund or cancellation and do not have payment terms that exceed our customary payment terms; and
- Collection is probable. We perform a credit review of all customers with significant transactions to determine whether a customer is credit worthy and collection is probable.

In general, revenue for transactions that do not involve software customization or services considered essential to the functionality of the software is recognized as follows: (i) software license fees for sales through OEMs are recognized upon receipt of license activity reports; (ii) all other software license fees are recognized upon delivery of the software; (iii) software maintenance and technical support are recognized ratably over the contract term; and (iv) consulting, training and other similar services are recognized as the services are performed.

We exercise judgment and use estimates in connection with the determination of the amount of product software license and services revenues to be recognized in each accounting period. If the fee due from the customer is not fixed or determinable, revenue is recognized as payments become due from the customer. If collection is not considered probable, revenue is recognized when the fee is collected. We record a provision to operating expenses for bad debts resulting from customers' inability to pay for the products or services they have received. These estimates are based on historical bad debt expense, analyses of credit memo data, and other known factors, such as bankruptcy. If the historical data we use to calculate these estimates do not accurately reflect future returns or bad debts, adjustments to these reserves may be required that would increase or decrease revenue or net income.

Many of our software arrangements involve multiple elements. Such elements typically include any or all of the following: software licenses, software maintenance, technical support and training services. For multiple-element arrangements that do not involve significant modification or customization of the software and do not involve services that are considered essential to the functionality of the software, we allocate value to each undelivered element based on vendor specific objective evidence, or VSOE, of the fair value of each undelivered element in the arrangement, in accordance with the "residual method" prescribed by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition With Respect to Certain Transactions." The VSOE used by us to allocate the sales price to support services and maintenance is based on the renewal rate charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (i) there is VSOE of the fair values of all the undelivered elements, and (ii) all revenue recognition criteria of SOP No. 97-2, as amended, as described above, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

Revenues from billing products which involve significant customization of our software to customer specific specifications are recognized in accordance with SOP No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," using contract accounting on a percentage of completion method, over the period from signing of the license through to customer acceptance in accordance with the "input method." The amount of revenue recognized is based on the total license fees under the license agreement and the percentage to completion achieved. The percentage to completion is measured by monitoring progress using records of actual costs incurred to date in the project compared with the total estimated project requirements. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management.

Where arrangements recognized according to SOP No. 81-1 involve maintenance and support services, revenues are recognized according to Emerging Issues Task Force, or EITF, Issue No. 00-21, "Revenues Arrangements with Multiply Deliveries," or EITF 00-21. According to EITF 00-21, a multiple-element arrangement (an arrangement that involves the delivery or performance of multiple products, services and/or rights to use assets) is separated into more than one unit of accounting, if the functionality of the delivered element is not dependent on the undelivered element, there is VSOE of fair value of the undelivered element and delivery of the delivered element represents the culmination of the earnings process for this element. We have established VSOE for maintenance and support services based on the renewal rate that will be charged when these elements are sold separately and therefore the arrangement consideration is allocated to maintenance and support services based on their relative VSOE.

After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2006, no such estimated losses were identified.

Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

We believe that the use of the percentage of completion method is appropriate as we have the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases we expect to perform our contractual obligations and our licensees are expected to satisfy their obligations under the contract.

Allowances for Doubtful Accounts. We perform ongoing credit evaluations of our customers' financial condition and we require collateral as deemed necessary. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payments. In judging the adequacy of the allowance for doubtful accounts, we consider multiple factors including the aging of our receivables, historical bad debt experience and the general economic environment. Management applies considerable judgment in assessing the realization of receivables, including assessing the probability of collection and the current credit worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Income Taxes. Estimates and judgments are required in the calculation of certain tax liabilities and in the determination of the recoverability of certain of the deferred tax assets, which arise from net operating losses tax carryforwards and temporary differences between the tax and financial statement recognition of revenue and expense. Statement of Financial Accounting Standards, or SFAS, No. 109, "Accounting for Income Taxes," also requires that the deferred tax assets be reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

In evaluating our ability to recover our deferred tax assets, in full or in part, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent fiscal years and our forecast of future taxable income on a jurisdiction by jurisdiction basis. In determining future taxable income, we are responsible for assumptions utilized, including the amount of Israeli and international pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we use to manage the underlying businesses.

Based on estimates of future taxable profits and losses in certain foreign tax jurisdictions, we determined that a valuation allowance of $2.9 million was required for tax loss carryforwards and other temporary differences as of December 31, 2006. If these estimates prove inaccurate, a change in the valuation allowance could be required in the future.

Contingencies. We are involved in legal proceedings and other claims from time to time. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for any contingencies are made after careful analysis of each individual claim. The required reserves may change due to future developments in each matter or changes in approach, such as a change in the settlement strategy in dealing with any contingencies, which may result in higher net loss. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material. See "Item 8A. Financial Information – Consolidated Statements and Other Financial Information—Legal Proceedings."

Impairment of long-lived assets. We review our long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that could indicate an impairment include significant underperformance of the asset as compared to historical or projected future operating results, significant changes in the actual or intended use of the asset, or significant negative industry or economic trends. When we determine that the carrying value of an asset may not be recoverable, the related estimated future undiscounted cash flows expected to result from the use and eventual disposition of the asset are compared to the carrying value of the asset. If the sum of the estimated undiscounted future cash flows is less than the carrying amount, we record an impairment charge based on the difference between the carrying value of the asset and its fair value, which we estimate based on discounted expected future cash flows. In determining whether an asset is impaired, we must make assumptions regarding recoverability of costs, estimated future cash flows from the asset, intended use of the asset and other related factors. If these estimates or their related assumptions change, we may be required to record impairment charges for these assets. As of December 31, 2006, no impairment losses have been identified.

Goodwill. We have recorded goodwill as a result of acquisitions. Goodwill is not amortized, but rather is subject to an annual impairment test. Statement of Financial Accounting Standard, or SFAS, No. 142 requires goodwill to be tested for impairment at least annually or between annual tests if certain events or indicators of impairment occur. The impairment test consists of a comparison of the fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Goodwill is tested for impairment at the reporting unit level by a comparison of the fair value of a reporting unit with its carrying amount. We have elected to perform our analysis of goodwill at the end of the third quarter of the year. During 2004, 2005 and 2006, no impairment losses were identified.

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

Year Ended December 31,	2004	2005	2006
Revenues			
Product sales	75.1%	66.0%	71.7%
Services	24.9	34.0	28.3
Total revenues	100.0%	100.0%	100.0%
Cost of revenues			
Product sales	25.6	25.7	25.1
Services	4.3	7.2	6.9
Total cost of revenues	29.9	32.9	32.0
Gross profit	70.1	67.1	68.0
Selling and marketing	66.9	41.5	29.4
Research and development, net	25.1	38.0	34.7
General and administrative	22.3	24.5	25.3
Operating loss	(44.2)	(36.9)	(21.4)
Financial income (expenses), net	0.8	0.5	(0.5)
Loss before taxes on income	(43.4)	(36.4)	(21.9)
Taxes on income	2.8	0.1	1.1
Net loss before equity in earnings of affiliate	(46.2)	(36.5)	(23.0)
Equity in earnings of affiliate	2.4	0.0	1.5

Year Ended December 31,	2004	2005	2006
Net loss	(43.8)%	(36.5)	(21.5)

Years Ended December 31, 2006 and 2005

Revenues from Products and Services. Revenues consist primarily of software license fees sales, hardware sales and revenues from services, including service bureau, maintenance, training, professional services and support. Revenues decreased by 9.3% to $10.48 million for the year ended December 31, 2006 from $11.56 million for the year ended December 31, 2005. Revenues from our wholly-owned U.S. subsidiary, MTS IntegraTRAK, decreased by 11.4% to $5.35 million, or 51.1% of our total revenues, for the year ended December 31, 2006 from $6.04 million, or 52.3% of our total revenues, for the year ended December 31, 2005. The decrease in revenues in 2006 is primarily attributable to a longer sales cycle for our solutions during the year ended December 31, 2006 compared with the year ended December 31, 2005. We anticipate that our revenues will slightly increase in 2007.

Cost of Revenues from Products and Services. Cost of revenues consists primarily of (i) production costs (including hardware, media, packaging, freight and documentation); (ii) certain royalties and licenses payable to third parties (including the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel), (iii) professional services costs; and (iv) warranty and support costs for up to one year for end-users and up to 15 months for our OEM distributors. Cost of revenues decreased by 11.8% to $3.34 million for the year ended December 31, 2006 from $3.80 million for the year ended December 31, 2005. The decrease in cost of revenues is consistent with the decrease in revenues and principally a result of a reduction in the number of employees in professional services and technical support departments.

Research and Development, net. Research and development expenses, net consist primarily of salaries of employees engaged in on-going research and development activities, outsourcing subcontractor development and other related costs, net of grants that were approved by the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel. Research and development, net expenses decreased by 17.3% to $3.63 million for the year ended December 31, 2006 (net of the grant from the Office of the Chief Scientist in the amount of $578,000) from $4.40 million for the year ended December 31, 2005 (net of the grant from the Office of the Chief Scientist in the amount of $130,000). The decrease in research and development, net expenses is primarily attributable to the reduction in the number of employees engaged in research and development and the increase in the participation of the Office of the Chief Scientist in 2006. We expect that our research and development expenses will slightly decrease in 2007.

Selling and Marketing. Selling and marketing expenses consist primarily of costs relating to sales representatives and their travel expenses, trade shows and marketing exhibitions, advertising and presales support. Selling and marketing expenses decreased by 35.8% to $3.08 million for the year ended December 31, 2006 from $4.80 million for the year ended December 31, 2005. The decrease in selling and marketing expenses is primarily attributable to our reliance on establishing and maintaining partnerships with leading OEMs and vendors for various initiatives and a reduction in the number of our selling and marketing personnel.

General and Administrative. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, professional fees and office maintenance and administrative costs. General and administrative expenses decreased by 6.3% to $2.65 million for the year ended December 31, 2006 from $2.83 million for the year ended December 31, 2005. The decrease in general and administrative expenses is primarily attributable to the decrease in expenses associated with the integration of the activity of Teleknowledge Group Ltd., or Teleknowledge, that were incurred in the year ended December 31, 2005.

Financial Income (expenses), net. Financial income (expenses), net consists primarily of gains on marketable securities, interest income on bank deposits, bank commissions, bank interest and foreign currency translation adjustments. Financial expenses for the year ended December 31,2006 were $54,000 compared to financial income of $53,000 for the year ended December 31,2005. The decrease in our financial income for the year ended December 31, 2006 is primarily attributable to the decrease in our holdings of cash and cash equivalents, interest paid on a bank loan and decrease in gains on marketable securities.

Taxes on Income. Our tax expenses were $118,000 for the year ended December 31, 2006, compared to tax expenses of $10,000 for the year ended December 31, 2005. The increase in taxes on income expenses is primarily attributable to a tax reserve that we established in 2006 for possible tax liabilities relating to prior years.

19 .

Equity in Results of Affiliate. We recognize income and loss from the operations of our 50%-owned affiliate, Jusan S.A. For the year ended December 31, 2006 and 2005, we recognized income of $159,000 and $2,000, respectively.

Years Ended December 31, 2005 and 2004

Revenues from Products and Services. Revenues increased by 22.8% to $11.56 million for the year ended December 31, 2005 from $9.41 million for the year ended December 31, 2004. In 2005, the revenues from our wholly owned U.S. subsidiary, MTS IntegraTRAK, increased by 22% from the year ended December 31, 2004 and accounted for 52.3% of our total revenues. The increase in revenues in 2005 was primarily attributable to revenues from billing solutions that were based on the technology that we acquired from Teleknowledge and revenues from sales of our new telemanagement solutions.

Cost of Revenues from Products and Services. Cost of revenues increased by 35.1% to $3.80 million for the year ended December 31, 2005 from $2.81 million for the year ended December 31, 2004. This increase in cost of revenues corresponds with the increase in revenues and was primarily a result of the change in our product mix from "shelf products" to customized telecommunications equipment manufacturer products and billing solutions.

Research and Development, net. Research and development, net expenses increased by 86.1% to $4.40 million for the year ended December 31, 2005 (net of the grant from the Office of the Chief Scientist in the amount of $130,000) from $2.36 million for the year ended December 31, 2004 (after the capitalization of $386,000 of software development costs). The increase in research and development, net expenses was primarily due to the continued integration of Teleknowledge's research and development group, as well as to our continuing investment in product development.

Selling and Marketing. Selling and marketing expenses decreased by 23.9% to $4.80 million for the year ended December 31, 2005 from $6.30 million for the year ended December 31, 2004. The decrease in selling and marketing expenses is primarily attributable to our reliance on establishing and maintaining partnerships with leading OEMs and vendors for various initiatives and a reduction in the number of our selling and marketing personnel.

General and Administrative. General and administrative expenses increased by 34.7% to $2.83 million for the year ended December 31, 2005 from $2.10 million for the year ended December 31, 2004. The increase in general and administrative expenses was primarily attributable to the increase in our overall activity.

Financial Income, net. Financial income, net decreased by 32.1% to $53,000 for the year ended December 31, 2005 from $78,000 for the year ended December 31, 2004. In the year ended December 31, 2005, our interest income was negatively affected by the decrease in our holdings of cash and cash equivalents and by foreign currency translation adjustments expenses. These expenses were offset in part by gains on marketable securities, net in the amount of $81,000.

Taxes on Income. Our taxes on income were $10,000 for the year ended December 31, 2005, compared to $266,000 for the year ended December 31, 2004. Most of our taxes in 2004 were the result of our provision for the Israeli tax authorities' demand for tax payment for the 1997-1999 period. We made a provision in our financial statements for this tax demand for the amount deemed probable.

Equity in Results of Affiliate. We recognize income and loss from the operations of our 50%-owned affiliate, Jusan S.A. For the year ended December 31, 2005 and 2004, we recognized income of $2,000 and $225,000, respectively.

Quarterly Results of Operations

The following tables set forth certain unaudited quarterly financial information for each of the eight fiscal quarters ended December 31, 2006, in dollars and as a percentage of revenues. In management's opinion, this data has been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this annual report and include all necessary adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the unaudited information for the quarters presented. The operating results for any quarter are not necessarily indicative of results that we might achieve for any future periods.

For the Three Month Periods Ended	Mar. 31, 2005	Jun. 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	Jun. 30, 2006	Sept. 30, 2006	Dec. 31, 2006
Revenues	$2,726	$2,812	$3,013	$3,012	$2,814	$2,704	$2,652	$2,314
Cost of revenues	887	1,006	1,061	848	934	894	813	714
Gross profit	1,839	1,806	1,952	2,164	1,880	1,810	1,839	1,600
Selling and marketing	1,527	1,370	984	916	830	753	814	681
Research and development, net	1,294	1,030	1,118	953	1,060	898	915	760
General and administrative	1,045	677	588	520	578	630	746	697
Operating expenses	3,866	3,077	2,690	2,389	2,468	2,281	2,475	2,138
Operating loss	(2,027)	(1,271)	(738)	(225)	(588)	(471)	(636)	(538)
Financial income (expense), net	21	83	(6)	(45)	37	(26)	(60)	(5)
Other income (loss), net	–	–	(2)	2	–	–	–	–
Loss before taxes on income	(2,006)	(1,188)	(746)	(268)	(551)	(497)	(696)	(543)
Taxes on income	–	–	–	10	3	–	–	115
Net loss before equity in results of affiliate	(2,006)	(1,188)	(746)	(278)	(554)	(497)	(696)	(658)
Equity in results of affiliate	(28)	39	48	(57)	69	49	52	(11)
Net loss	$(2,034)	$(1,149)	$(698)	$(335)	$(485)	$(448)	$(644)	$(669)
Basic and diluted net loss per share	$(0.44)	$(0.24)	$(0.13)	$(0.06)	$(0.08)	$(0.08)	$(0.11)	$(0.12)
Weighted average number of ordinary shares used in computing basic net loss per share	4,638,004	4,712,561	5,306,565	5,724,504	5,744,864	5,763,845	5,765,289	5,773,845
Weighted average number of ordinary shares used in computing diluted net loss per share	4,638,004	4,712,561	5,306,565	5,724,504	5,744,864	5,763,845	5,765,289	5,773,845
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	32.5	35.8	35.2	28.2	33.2	33.1	30.7	30.9
Gross profit	67.5	64.2	64.8	71.8	66.8	66.9	69.3	69.1
Selling and marketing	56.0	48.7	32.7	30.4	29.5	27.8	30.7	29.4
Research and development, net	47.5	36.6	37.1	31.6	37.7	33.2	34.5	32.8
General and administrative	38.3	24.1	19.5	17.3	20.5	23.3	28.1	30.1
Operating expenses	141.8	109.4	89.3	79.3	87.7	84.3	93.3	92.3
Operating loss	(74.3)	(45.2)	(24.5)	(7.5)	(20.9)	(17.4)	(24.0)	(23.2)
Financial income (expense), net	0.8	3.0	(0.2)	(1.5)	1.3	(1.0)	(2.3)	(0.2)
Other income (loss), net	–	–	(0.1)	0.1	–	–	–	–
Loss before taxes on income	(73.5)	(42.2)	(24.8)	(8.9)	(19.6)	(18.4)	(26.3)	(23.4)
Taxes on income	–	–	–	0.3	0.1	–	–	5.0
Net loss before equity in results of affiliate	(73.5)	(42.2)	(24.8)	(9.2)	(19.7)	(18.4)	(26.3)	(28.4)
Equity in results of affiliate	(1.0)	1.4	1.6	(1.9)	2.5	1.8	2.0	(0.5)
Net loss	(74.6)%	(40.8)%	(23.2)%	(11.1)%	(17.2)%	(16.6)%	(24.3)%	(28.9)

Seasonality

Our operating results are generally not characterized by a seasonal pattern except that our volume of sales in Europe is generally lower in the summer months.

B. Liquidity and Capital Resources

On December 31, 2006, we had $1.5 million in cash and cash equivalents, $100,000 in short-term bank deposits, $159,000 in marketable securities and working capital of $186,000 compared to $3.2 million in cash and cash equivalents, $0 in short-term bank deposits, $132,000 in marketable securities and working capital of $2.1 million on December 31, 2005. The decrease in cash and cash equivalents and working capital at December 31, 2006 was primarily due to our losses in 2006.

21

In order to finance the acquisition of TelSoft in July 2006, we obtained a loan from Bank Hapoalim in the amount of approximately $1 million. The loan principal will be repaid in 12 equal monthly installments commencing August 31, 2007. The loan bears annual interest at a rate of the monthly LIBOR + 2%, payable on a monthly basis on the outstanding loan amount commencing August 31, 2006. Under the loan agreement, we are required to comply with the following covenants: (i) the ratio between shareholders equity and total shareholders equity and liabilities may not be less than 40% and in no event may our shareholders equity decrease below $ 5,000 thousand; (ii) we must generate operating income for each of the two subsequent quarters commencing the second quarter of 2007 and onwards; and (iii) our cash and cash equivalents may not decrease below $1 million at any given time. To secure the loan, we granted the Bank a floating charge on all of our current and long term assets and a fixed charge on our goodwill and on authorized but not outstanding shareholders equity.

On August 10, 2005, we raised $2.8 million (before issuance costs) in a private placement of 937,500 ordinary shares to institutional and private investors. The private placement also involved the acquisition by the investors of warrants to purchase an aggregate of 375,000 ordinary shares at an exercise price of $4.00 per share (subject to anti-dilution adjustments), exercisable from February 10, 2006 until August 10, 2009.

One of the principal factors affecting our working capital is the payment cycle on our sales. Any material change in the current aging of our accounts receivable could have an adverse effect on our working capital.

Cash Flows

The following table summarizes our cash flows for the periods presented:

Year ended December 31, ($ in thousands)	2005	2006
Net cash used in operating activities	(4,422)	(1,609)
Net cash provided by (used in) investing activities	893	(1,206)
Net cash provided by financing activities	2,906	1,098
Net decrease (increase) in cash and cash equivalents	(623)	(1,717)
Cash and cash equivalents at beginning of period	3,814	3,191
Cash and cash equivalents at end of period	3,191	1,474

Net cash used in operating activities was approximately $1.6 million for the year ended December 31, 2006. The use of our funds in 2006 was primarily attributable to our continuing investment in product development. Net cash used in operating activities was approximately $4.4 million for the year ended December 31, 2005. The use of our funds in 2005 was primarily attributable to our research and development expenses associated with the integration of the Teleknowledge activity, as well as to our continuing investment in product development.

Net cash used in investing activities was approximately $1.2 million for the year ended December 31, 2006, primarily attributable to the acquisition of certain assets and liabilities of TelSoft in July 2006. Net cash provided by investing activities was approximately $893,000 for the year ended December 31, 2005, primarily attributable to the sales of available-for-sale marketable securities.

Net cash provided by financing activities was approximately $1.1 million for the year ended December 21, 2006 compared to approximately $2.9 million for the year ended December 31, 2005. Of the cash provided by financing activities in 2006, approximately $1 million was attributable to the loan we obtained form Bank Hapoalim to finance the acquisition of TelSoft and $100,000 was attributable to proceeds from exercise of stock options. Of the cash provided by financing activities in 2005, approximately $2.6 million was attributable to proceeds from a private offering of our securities in the United States in August 2005 and approximately $300,000 was attributable to proceeds from exercise of stock options.

In December 2000, we publicly announced our stock repurchase program, under which our officers were authorized to repurchase up to 300,000 of our ordinary shares. In May 2003, our Board of Directors increased the number of shares to be repurchased to 600,000 ordinary shares. Through December 31, 2004, we repurchased an aggregate 395,410 ordinary shares, at a total cost of $486,000. We did not continue this program during 2005 and 2006 and based on our current financial situation, we do not expect to repurchase any shares during 2007. We cancelled 384,610 of the repurchased ordinary shares.

We currently do not have significant capital spending or purchase commitments, but we expect to engage in capital spending consistent with the level of our operations. We anticipate that our cash on hand and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least 12 months. However, if we do not generate sufficient cash from operations, we may be required to obtain additional financing or to reduce level of expenditure. There can be no assurance that such financing will be available in the future, or, if available, will be on terms satisfactory to us.

E. Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Index

Report of Independent Registered Public Accounting Firm

To the Board of directors and Shareholders of MER Telemanagement Solutions Ltd.

We have audited the accompanying consolidated balance sheets of Mer Telemanagement Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Jusan SA, a 50% owned affiliate for the years ended December 31, 2005 and 2006, in which the Company's investments totaled $ 1,615 thousand and $ 1,598 thousand as of December 31, 2005 and 2006, respectively and the Company's equity in its earnings in 2004, 2005 and 2006 constitutes $ 225 thousand $ 2 thousand and $ 159 thousand, respectively. We also did not audit the financial statements of MTS Asia Ltd., a wholly-owned subsidiary, which statements reflect total assets of $ 302 thousand as of December 31, 2006, and total revenues of $ 624 thousand for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to amounts emanating from the financial statements of Jusan SA and MTS Asia Ltd., is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, in 2006, the Company adopted Financial Accounting Standard Board Statement No. 123(R), "Share-Based Payment".

Kost Forer Gabbay & Kasierer

Tel-Aviv, Israel
March 30, 2007

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Consolidated Balance Sheets

U.S. dollars in thousands

December 31,	2005	2006
Assets		
Current assets:		
Cash and cash equivalents	$ 3,191	$ 1,474
Short term bank deposits	–	100
Marketable securities (Note 3)	132	159
Trade receivables (net of allowance for doubtful accounts of $ 402 and $ 505 at December 31, 2005 and 2006, respectively)	1,895	2,484
Unbilled receivables	104	51
Other accounts receivable and prepaid expenses (Note 4)	491	763
Inventories (Note 5)	181	138
Total current assets	5,994	5,169
Long-term assets:		
Investments in an affiliate (Note 6)	1,615	1,598
Long-term loans, net of current maturities (Note 7)	3	–
Severance pay fund	478	673
Other investments (Note 8)	347	366
Deferred income taxes (Note 14)	115	112
Total long-term assets	2,558	2,749
Property and equipment, net (Note 9)	571	439
Other assets:		
Goodwill (Note 10a)	3,700	4,058
Other intangible assets, net (Note 10b)	993	1,639
Total other assets	4,693	5,697
Total assets	$ 13,816	$ 14,054

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

U.S. dollars in thousands (except share and per share data)

December 31,	2005	2006
Liabilities and shareholders' equity		
Current liabilities:		
Short term bank credit and current maturities on bank loan	$ –	$ 421
Trade payables	735	510
Accrued expenses and other liabilities (Note 11)	2,306	2,507
Deferred revenues	888	1,545
Total current liabilities	3,929	4,983
Long-term liabilities:		
Long term bank loan (Note 12)	–	583
Accrued severance pay	713	946
Total long-term liabilities	713	1,529
Commitments and contingent liabilities (Note 13)		
Shareholders' equity (Note 16):		
Share capital –		
Ordinary shares of NIS 0.01 par value – Authorized: 12,000,000 shares at December 31, 2005 and 2006; Issued: 5,744,304 and 5,784,645 shares at December 31, 2005 and 2006, respectively; Outstanding: 5,733,504 and 5,773,845 shares at December 31, 2005 and 2006, respectively	17	17
Additional paid-in capital	15,966	16,109
Treasury shares (10,800 Ordinary shares at December 31, 2005 and 2006)	(29)	(29)
Deferred stock compensation	(142)	–
Accumulated other comprehensive income (loss)	(75)	254
Accumulated deficit	(6,563)	(8,809)
Total shareholders' equity	9,174	7,542
Total liabilities and shareholders' equity	$ 13,816	$ 14,054

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statements of Operations

U.S. dollars in thousands (except share and per share data)

Year ended December 31,	2004	2005	2006
Revenues (Note 17):			
Product sales	$ 7,070	$ 7,628	$ 7,518
Services	2,343	3,935	2,966
Total revenues	9,413	11,563	10,484
Cost of revenues:			
Product sales	2,407	2,968	2,631
Services	407	834	724
Total cost of revenues	2,814	3,802	(*)3,355
Gross profit	6,599	7,761	7,129
Operating expenses:			
Research and development, net of grants from the OCS in the amount of $ 0, $ 130, $ 578 in 2004, 2005 and 2006, respectively	2,362	4,395	(*)3,633
Selling and marketing	6,300	4,797	(*)3,078
General and administrative	2,101	2,830	(*)2,651
Total operating expenses	10,763	12,022	9,362
Operating loss	(4,164)	(4,261)	(2,233)
Financial income (expenses), net	78	53	(54)
Loss before taxes on income	(4,086)	(4,208)	(2,287)
Taxes on income (Note 14)	266	10	118
Loss before equity in earnings of affiliate	(4,352)	(4,218)	(2,405)
Equity in earnings of affiliate	225	2	159
Net loss	$ (4,127)	$ (4,216)	$ (2,246)
Net loss per share:			
Basic and diluted net loss per Ordinary share	$ (0.89)	$ (0.83)	$ (0.39)
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	4,634,413	5,092,117	5,762,311

(*) Including stock-based employee compensation in the amounts of $ 21, $ 101, $ 17 and $ 71 in cost of revenues, research and development, selling and marketing and general and administrative, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

U.S. dollars in thousands

	Share capital		Additional paid-in capital	Treasury shares	Deferred stock compensation	Accumulated other comprehensive income (loss)	Accumulated earnings (deficit)	Total comprehensive income (loss)	Total shareholders' equity
	Number	Amount							
Balance as of January 1, 2004	4,624,471	$ 14	$ 12,613	$ (20)	$ (10)	$ 87	$ 1,780		$ 14,464
Exercise of options	17,333	*) –	2	–	–	–	–		2
Employee stock based compensation	–	–	264	–	(264)	–	–		–
Amortization of deferred stock compensation	–	–	–	–	66	–	–		66
Purchase of treasury shares	(3,800)	–	–	(9)	–	–	–		(9)
Other comprehensive loss.					–				
Unrealized gains on available-for-sale marketable securities, net	–	–	–	–	–	83	–	$ 83	83
Foreign currency translation adjustments	–	–	–	–	–	171	–	171	171
Gain from cash flows hedging transaction	–	–	–	–	–	7	–	7	7
Total other comprehensive income	–							261	
Net loss	–	–	–	–	–	–	(4,127)	(4,127)	(4,127)
Total comprehensive loss								$ (3,866)	
Balance as of December 31, 2004	4,638,004	14	12,879	(29)	(208)	348	(2,347)		10,657
Issuance of shares, net	937,500	2	2,623	–	–	–	–		2,625
Exercise of options	158,000	1	308	–	–	–	–		309
Stock based compensation related to warrants issued to non employees	–	–	156	–	–	–	–		156
Amortization of deferred stock compensation	–	–	–	–	66	–	–		66
Other comprehensive loss:									
Unrealized losses on available-for-sale marketable securities, net	–	–	–	–	–	(76)	–	$ (76)	(76)
Foreign currency translation adjustments	–	–	–	–	–	(347)	–	(347)	(347)
Total other comprehensive loss								(423)	
Net loss	–	–	–	–	–	–	(4,216)	(4,216)	(4,216)
Total comprehensive loss								$ (4,639)	
Balance as of December 31, 2005	5,733,504	17	15,966	(29)	(142)	(75)	(6,563)		9,174
Exercise of options	40,341	*) –	65	–	–	–	–		65
Stock based compensation related to warrants issued to non employees	–	–	10	–	–	–	–		10
Stock based compensation related to options issued to employees	–	–	210	–	–	–	–		210
Reclassification of deferred stock compensation due to implementation of SFAS 123R	–	–	(142)	–	142	–	–		–
Other comprehensive loss:									
Unrealized gains on available-for-sale marketable securities, net	–	–	–	–	–	1	–	$ 1	1
Foreign currency translation adjustments	–	–	–	–	–	328	–	328	328
Total other comprehensive income	–	–	–	–	–	–	–	329	
Net loss	–	–	–	–	–	–	(2,246)	(2,246)	(2,246)
Total comprehensive loss								$ (1,917)	
Balance as of December 31, 2006	5,773,845	$ 17	$ 16,109	$ (29)	$ –	$ 254	$ (8,809)		$ 7,542
Accumulated unrealized gains from available-for-sale marketable securities						$ 11			
Accumulated foreign currency translation adjustments						243			
						$ 254			

*) Represents an amount lower than $ 1

The accompanying notes are an integral part of the consolidated financial statements

29

Consolidated Statements of Cash Flows

U.S. dollars in thousands

Year ended December 31,	2004	2005	2006
Cash flows from operating activities:			
Net loss	$ (4,127)	$ (4,216)	$ (2,246)
Adjustments required to reconcile net loss to net cash used in operating activities:			
Gains on sale of available-for-sale marketable securities	–	(77)	(13)
Loss on sale of property and equipment	1	–	–
Impairment of other investments	–	27	–
Equity in earnings of affiliate	(225)	(2)	(159)
Depreciation and amortization	399	655	675
Deferred income taxes, net	33	10	3
Employee stock-based compensation	66	66	210
Stock based compensation related to warrants issued to non employees	–	156	10
Accrued severance pay, net	2	119	38
Decrease (increase) in trade receivables and unbilled receivables	144	(672)	(549)
Decrease (increase) in other accounts receivable and prepaid expenses	175	(99)	(321)
Decrease (increase) in inventories	15	(3)	43
Increase (decrease) in trade payables	326	16	(218)
Increase (decrease) in accrued expenses and other liabilities	611	(46)	168
Increase (decrease) in deferred revenues	(41)	(366)	610
Increase in related parties, net	20	15	140
Net cash used in operating activities	(2,601)	(4,417)	(1,609)
Cash flows from investing activities:			
Proceeds from sale of property and equipment	22	7	1
Purchase of property and equipment	(293)	(251)	(107)
Capitalization of research and development costs	(386)	–	–
Investment in short term bank deposit	–	–	(100)
Investment in lease deposits	(5)	(26)	(6)
Investment in available-for-sale marketable securities	(220)	(163)	(221)
Proceeds from sale of available-for-sale marketable securities	891	1,089	208
Additional investment in goodwill in consideration of TeleKnowledge acquisition	–	(21)	(204)
Acquisition of certain assets and liabilities of Teleknowledge (a)	(2,445)	–	–
Acquisition of certain assets and liabilities of Telsoft (a)	–	–	(1,202)
Dividend from an affiliate	136	195	409
Others	50	63	16
Net cash provided by (used in) investing activities	(2,250)	893	(1,206)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

U.S. dollars in thousands

Year ended December 31,	2004	2005	2006
Cash flows from financing activities:			
Proceeds from long term loan	$ –	$ –	$ 1,000
Proceeds from short term bank credit	–	–	4
Repayment of long-term loans	(8)	–	–
Proceeds from issuance of shares and warrants, net	–	2,625	–
Proceeds from exercise of options and warrants	2	281	94
Purchase of treasury shares	(9)	–	–
Net cash provided by (used in) financing activities	(15)	2,906	1,098
Effect of exchange rate changes on cash and cash equivalents	(4)	(5)	–
Decrease in cash and cash equivalents	(4,870)	(623)	(1,717)
Cash and cash equivalents at the beginning of the year	8,684	3,814	3,191
Cash and cash equivalents at the end of the year	$ 3,814	$ 3,191	$ 1,474
Supplemental disclosure of cash flows activities:			
Cash paid during the year for:			
Interest	$ 1	$ 3	$ 38
Income taxes	$ 25	$ 17	$ 118
(a) In conjunction with the acquisitions, the fair values of assets acquired and liabilities assumed at the date of acquisition were as follows (see Note 1c and Note 1d):			
Working capital (excluding cash and cash equivalents)	$ 24	$ –	$ (47)
Estimated fair value of assets acquired and liabilities assumed at the acquisition date:			
Property and equipment	40	–	5
Goodwill	1,391	–	166
Developed technology	690	–	433
Customer relationship	300	–	645
	$ 2,445	$ –	$ 1,202
(b) Supplemental disclosure of non-cash activities :			
Earn out in respect of Teleknowledge acquisition	$ –	$ 264	$ 123

The accompanying notes are an integral part of the consolidated financial statements

U.S. Dollars in thousands (except share data)

Note 1: General

a. Mer Telemanagement Solutions Ltd. ("the Company" or "MTS") was incorporated on December 27, 1995. MTS and its subsidiaries ("the Group") design, develop, market and support a comprehensive line of telecommunication management and customer care & billing ("CC&B") solutions that enable business organizations and other enterprises to improve the efficiency and performance of all IP operations, and reduce associated costs. The Group products include call accounting and management products, fault management systems and web based management solutions for converged voice, voice over Internet Protocol, IP data and video and CC&B solutions. As for MTS's subsidiaries, see Note 18.

b. MTS's products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, and to detect and prevent abuse and misuse of telephone networks including fault telecommunication usage.

The Group markets its products worldwide through distributors, business telephone switching systems manufacturers and vendors and its direct sales force. Several international private automatic branch exchange ("PBX") manufacturers market the Group's products as part of their PBX selling efforts or on an Original Equipment Manufacturer ("OEM") basis. The Group is highly dependent upon the active marketing and distribution of its OEM's. If the Group is unable to effectively manage and maintain a relationship with its OEM or any event negatively affecting such dealer's financial condition, could cause a material adverse effect on the Group's results of operations and financial position. In 2004, 2005 and 2006, one major customer generated 38%, 36% and 29% of the Group's revenues, respectively.

Certain components and subassemblies included in the Group's products are obtained from a single source or a limited group of suppliers and subcontractors. If such supplier fails to deliver the necessary components or subassemblies, the Company may be required to seek alternative sources of supply. A change in supplier could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company's results of operations and financial position.

MTS's shares are listed for trade on the Nasdaq Capital Market.

c. On December 30, 2004, the Company and Teleknowledge Group Ltd. ("Teleknowledge") consummated an Assets Purchase Agreement ("the Agreement"). TeleKnowledge is a leading provider of carrier-class billing and rating solutions. The integration of Teleknowledge's billing solution enables MTS to offer an end-to-end customer care and billing solution. Under the terms of the Agreement, the Company acquired certain assets and liabilities of Teleknowledge for the following consideration:

1. An initial consideration of $ 2,374 in cash.

2. Additional contingent consideration of up to an amount of $ 3,650, based on post acquisition revenue performance (calculated as 10% of renewal maintenance fees and 20% of all other revenues from sales which included Teleknowledge products), over a period of three years. Such payments will be recorded as additional goodwill, during the contingency period, when actual revenue performance will be evaluated (see Note 10a). In 2005 and 2006 additional considerations of $285 and $192, respectively, were recorded, in accordance with the agreement.

3. In addition, the Company incurred transaction costs totaling $ 71.

Prior to the acquisition, MTS and Teleknowledge had an OEM relationship. The commercial arrangements and transactions were settled before the date of the acquisition.

The acquisition was accounted for under the purchase method of accounting in accordance with SFAS 141, "Business Combination" ("SFAS 141"). Accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill.

Based upon a valuation of the tangible and intangible assets acquired and the liabilities assumed, the Company has allocated the total cost of the acquisition to Teleknowledge's net assets at the date of acquisition, as follows:

U.S. Dollars in thousands (except share data)

Trade receivables	$ 100
Property and equipment	40
Intangible assets:	
Developed technology (four-year useful life)	690
Customer relationship (six-year useful life)	300
Goodwill	1,391
Total assets acquired	2,521
Liabilities assumed – Deferred revenues	(76)
Net assets acquired	$ 2,445

The valuation of the Company's developed technology was based on the income approach, which reflects the future economic benefits from Teleknowledge products. The value assigned to customer relationship was based on the cost approach. Under this approach, the customer relationship was valued by calculating the savings realized by the Company through obtaining a pre-existing customer relationship of Teleknowledge.

Goodwill including accumulated earnout as of December 31, 2006 amounted to $ 1,868.

d. On July 25, 2006, the Company and Telsoft Solutions, Inc. ("Telsoft") consummated an Asset Purchase Agreement ("APA"). Telsoft is a provider of call accounting and TEM solutions to organizations and the acquisition shall enable the Company to increase its customer base. Under the terms of the APA, the Company acquired certain assets and assumed certain enumerated liabilities of Telsoft for the following consideration:

1. An initial consideration of $ 1,100 in cash.

2. Additional earn-out payments based on revenue milestones for the 12 months period following the acquisition. Such payments will be recorded as additional goodwill, during the contingency period, when actual revenue performance will be evaluated (see Note 10a).

The acquisition was completed on July 31, 2006.

In order to finance the acquisition, the Company signed a loan agreement with Bank Hapoalim (the "Bank"), according to which the Bank granted the Company a loan in the amount of approximately $ 1,000 (see also Note 12).

The acquisition was accounted for under the purchase method of accounting in accordance with SFAS 141, "Business Combination" ("SFAS 141"). Accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill.

Based upon a valuation of the tangible and intangible assets acquired and the liabilities assumed, the Company has allocated the total cost of the acquisition to TelSoft's net assets at the date of acquisition, as follows:

Property and equipment	5
Intangible assets:	
Developed technology – ProductA (six-year useful life)	270
Developed technology – Product B (four-year useful life)	163
Customer relationship (six-year useful life)	645
Goodwill	166
Total assets acquired	1,249
Liabilities assumed – Deferred maintenance	(47)
Net assets acquired	$ 1,202

U.S. Dollars in thousands (except share data)

The valuation of the Company's developed technology was based on the income approach, which reflects the future economic benefits from TelSoft products. The value assigned to customer relationship was based on the income approach. The fair value of customer relationship was estimated by discounting to present value, the cash flows that will be derived from TelSoft's customers retained by MTS.

Pro forma results (Unaudited):

The following unaudited proforma information does not purport to represent what the Company's results of operations would have been had the acquisitions occurred on January 1, 2005 and 2006, nor does it purport to represent the results of operations of the Company for any future period.

Year ended December 31,	2005	2006
Revenues	$ 13,045	$ 12,032
Net loss from continuing operations	$ (3,923)	$ (1,888)
Basic and diluted net loss per share for continuing operations	$ (0.77)	$ (0.33)
Weighted average number of Ordinary shares in computation of basic and diluted net loss per share	5,092,117	5,762,311

Note 2: Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b. Financial statements in U.S. dollars:

The majority of the revenues of the Company and certain of its subsidiaries are generated in or linked to the U.S. dollar ("dollar"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs is incurred in dollars. Company's management believes that the dollar is the currency of the primary economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with SFAS No. 52, "Foreign Currency Translation". All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

For those foreign subsidiaries and affiliates, whose functional currency has been determined to be their local currency, assets and liabilities are translated at the year end exchange rates and statements of operations items are translated at the average exchange rate prevailing during the period. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

c. Principles of consolidation:

The consolidated financial statements include the accounts of MTS and its wholly-owned subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

d. Cash equivalents:

The Company considers all short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less to be cash equivalents.

e. Marketable securities:

The Company accounts for investments in debt and equity securities (other than those accounted for under the equity method of accounting) in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

Management determines the classification of investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classifies all of its securities as available for sale. Available for sale securitiesare carried at fair value, with unrealized gains and losses reported in "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on sales of investments, are included in earnings and are derived using the specific identification method for determining the cost of securities.

Interest and dividends on securities are included in financial income, net.

f. Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items or technological obsolescence.

The Company and its subsidiaries periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume. Based on this evaluation, provisions are recorded when required to write-off inventory according to its market value.

Cost is determined as follows:

Raw materials – using the "first in, first out" method.

Finished products are recorded on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

g. Investments in an affiliate:

In these financial statements, the affiliated company is Jusan S.A., a company held at a rate of 50% (which is not a subsidiary), where the Company can exercise significant influence over the operating and financial policy of the affiliate.

The investment in the affiliate is accounted for by the equity method, in accordance with Accounting Principle Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock", ("APB No. 18"). Profits on intercompany sales, not realized through sales to third parties, were eliminated. The excess of the purchase price over the fair value of net tangible assets acquired has been attributed to goodwill.

Goodwill is reviewed annually (or more frequently if circumstances indicate impairment has occurred) for impairment in accordance with the provisions of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142").

U.S. Dollars in thousands (except share data)

Under APB 18, an impairment of value of an investment accounted for under the equity method, which is other than a temporary decline, should be recognized as a realized loss, establishing a new carrying value for the investment. Factors the Company considers in making this evaluation include: the length of time and the extent to which the market value has been lower than cost, the financial condition and near-term prospects of the issuer, including cash flows of the investee and any specific events which may influence the operations of the issuer and the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value. A current fair value of an investment that is less than its carrying amount may indicate an impairment of value of the investment. No impairment losses were recorded during 2006.

h. Investment in other companies:

The investment in these companies is stated at cost, since the Group does not have the ability to exercise significant influence over operating and financial policies of those investments. The Company's investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with APB No. 18. As of December 31, 2006 and 2005, based on management's most recent analyses, impairment losses in the amount of $ 0 and $ 27, respectively, have been identified and recorded.

i. Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual depreciation rates:

	%
Computers and peripheral equipment	33
Office furniture and equipment	6–20
Motor vehicles	15
Leasehold improvements	Shorter of useful life or lease term

j. Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2006, no impairment losses have been identified.

k. Goodwill:

Goodwill has been recorded as a result of acquisitions. Goodwill is not amortized, but rather is subject to an annual impairment test.

SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests if certain events or indicators of impairment occur. The impairment test consists of a comparison of the fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Goodwill is tested for impairment at the reporting unit level by a comparison of the fair value of a reporting unit with its carrying amount. The Company has elected to perform its analysis of goodwill at the end of the third quarter of the year. During 2004, 2005 and 2006, no impairment losses were identified (see also Note 10a).

l. Intangible assets:

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS 142. Developed technology is amortized over a weighted average of four-six years and customer relationship is amortized over a period of six years. As for capitalized software costs, see n below.

m. Revenue recognition:

The Company generates revenues mainly from licensing the rights to use its software products. Certain software licenses require significant customization. The Company also generates revenues from rendering maintenance, service bureau, support and training. The Company sells its products directly to end-users and indirectly through resellers and OEM's (who are considered end users).

Revenues from software license agreements are recognized when all criteria outlined in Statement of Position No.97–2, "Software Revenue Recognition" ("SOP No.97–2") as amended are met. Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable. The Company does not grant a right of return to its customers.

Where software arrangements involve multiple elements, revenue is allocated to each undelivered element based on vendor specific objective evidence ("VSOE") of the fair values of each undelivered element in the arrangement, in accordance with the "residual method" prescribed by SOP No. 98–9, "Modification of SOP No.97–2, Software Revenue Recognition With Respect to Certain Transactions". The VSOE used by the Company to allocate the sales price to support services and maintenance is based on the renewal rate charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, and (2) all revenue recognition criteria of SOP No.97–2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

Revenues from maintenance and support services are recognized over the term of the maintenance and support agreement on a straight line basis.

Deferred revenues include unearned amounts received under maintenance and support contracts, not yet recognized as revenues.

Revenues from billing products which involve significant customization of the Company's software to customer specific specifications are recognized in accordance with Statement of Position 81–1, "Accounting for Performance of Construction-Type and Certain Production – Type Contracts", using contract accounting on a percentage of completion method, over the period from signing of the license through to customer acceptance in accordance with the "Input Method". The amount of revenue recognized is based on the total arrangement and the percentage to completion achieved. The percentage to completion is measured by monitoring progress using records of actual costs incurred to date in the project compared with the total estimated project requirement. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management.

After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2006, no such estimated losses were identified.

Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

U.S. Dollars in thousands (except share data)

The Company believes that the use of the percentage of completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases the Company expects to perform its contractual obligations and its licensees are expected to satisfy their obligations under the contract.

Where arrangements recognized according to SOP 81-1 involve maintenance and support services, revenues are recognized according to Emerging Issues Task Force ("EITF"), Issue No.00-21 "Revenue Arrangement with Multiple Deliverables" ("EITF 00-21").

According to EITF 00-21 a multiple-element arrangement (an arrangement that involves the delivery or performance of multiple products, services and/or rights to use assets) is separated into more than one unit of accounting, if the functionality of the delivered element is not dependent on the undelivered element, there is vendor-specific objective evidence (VSOE) of fair value of the undelivered element and delivery of the delivered element(s) represents the culmination of the earnings process for these elements. The Company has established VSOE for maintenance and support services based on the renewal rate charged when these elements are sold separately and therefore, the arrangement consideration is allocated to maintenance and support services based on their relative VSOE.

n. Research and development costs:

Statement of Financial Accounting Standards No.86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No.86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's and its subsidiaries' product development process, technological feasibility is established upon completion of a working model.

Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred, net of grants received from the Office of the Chief Scientist of Israel's Ministry of Industry, Trade and Labor (see Note 13b).

Significant costs incurred by the Company and its subsidiaries between completion of the working model and the point at which the product is ready for general release, have been capitalized.

Capitalized software costs are amortized by the greater of the amount computed using the: 1) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or 2) the straight-line method over the estimated useful life of the product (three years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. Based on its most recent analyses, management believes that no impairment of capitalized software development costs exists as of December 31,2006.

o. Government grants:

Royalty-bearing grants from the Government of Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and recorded as a deduction of research and development costs. Research and development grants amounted $ 0, $ 130 and $ 578 in 2004, 2005 and 2006, respectively. Total royalties accrued or paid amounted to $ 181, $ 198 and $ 187 in 2004, 2005 and 2006, respectively and were recorded as part of the cost of goods sold.

p. Income taxes:

The Company accounts for income taxes, in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred tax assets to their estimated realizable value.

U.S. Dollars in thousands (except share data)

q. Accounting for stock-based compensation:

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)") which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated operations statements.

Prior to the adoption of SFAS No. 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Pursuant to these accounting standards, the Company recorded deferred compensation for stock options granted to employees at the date of grant equal to the excess of the market value of the underlying shares at that date over the exercise price of the options.

The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company's fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated.

The Company recognizes compensation expenses for the value of its awards granted subsequent to January 1, 2006 based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. Forfeitures were previously accounted for as they occurred, but have been estimated with the adoption of SFAS No. 123(R) for those awards not yet vested. For awards granted prior to January 1, 2006, the Company recognizes compensation expenses based on the accelerated attribution method over the requisite service period of each of the awards. The net loss for the 12 months period ended December 31, 2006 was $ 22 lower than if the Company had continued to account for share-based compensation according to the accelerated attribution method.

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company's loss before taxes on income and operating loss and net loss for the year ended December 31, 2006, were $ 144 lower, than if the Company had continued to account for stock-based compensation under APB No. 25. Basic and diluted net loss per share for the year ended December 31, 2006 were $ 0.03 lower, than if the Company had continued to account for stock-based compensation under APB No. 25.

The Company estimates the fair value of stock options granted using the Black-Scholes-option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value for options granted in 2004, 2005 and 2006 is estimated at the date of grant using a Black–Scholes options pricing model with the following weighted average assumptions:

U.S. Dollars in thousands (except share data)

Year ended December 31,	2004	2005	2006
Employee Stock Options			
Expected volatility	71.8%	56.9%	74.5%
Risk-free interest	2.0%	3.9%	4.6%
Dividend yield	0.0%	0.0%	0.0%
Expected life (years)	2.2	4	4

The following table illustrates the effect on 2004 and 2005 net loss and earnings per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock–based employee compensation:

Year ended December 31,	2004	2005
Net loss available to Ordinary shares, as reported	$ (4,127)	$ (4,216)
Add: Stock-based employee compensation – intrinsic value	66	66
Deduct: Stock-based compensation expense determined under fair value method for all awards, net of related tax effect	(274)	(264)
Pro forma net loss	$ (4,335)	$ (4,414)
Basic and diluted net loss per share, as reported	$ (0.89)	$ (0.83)
Basic and diluted net loss per share, pro forma	$ (0.94)	$ (0.87)

r. Warranty costs:

The Company provides free warranty for up to 15 months for the "OEM" distributors. A provision is recorded for probable costs in connection with these services based on the Company's experience.

The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of sold units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

No changes to the provision have been recorded during 2006.

s. Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, other accounts receivable, short-term bank credit and trade payables approximate their fair value, due to the short-term maturity of such instruments.

The fair value for marketable securities is based on quoted market prices (see Note 3).

t. Severance pay:

The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is fully

U.S. Dollars in thousands (except share data)

provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expense for the years ended December 31, 2004, 2005 and 2006 amounted to approximately $ 344, $ 585 and $ 339, respectively.

u. Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables, marketable securities and long-term loans.

Cash and cash equivalents and short-term bank deposits are deposited with major banks in Israel and major banks in United States. Such deposits in the U.S. may be in excess of insured limit and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

The customers of the Company are located mainly in the U.S. and Europe (see Note 17). The Company performs ongoing credit evaluations of its customers. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection according to management estimates.

The Company's marketable securities include investments in equity securities and Israeli government securities. Management believes that the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

v. Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

The total number of shares related to the outstanding options excluded from the calculation of diluted net loss per share was 667,101, 1,011,584 and 685,410 for the years ended December 31, 2004, 2005 and 2006, respectively.

w. Impact of recently issued accounting standards:

In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination.

Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

U.S. Dollars in thousands (except share data)

FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, "Accounting for income taxes" ("FAS 109"). This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty.

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings.

The Company is currently evaluating the effect of the adoption of FIN 48 on its financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. The statements does not apply to accounting standard that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). This statement provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Standard's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 159.

Note 3: Marketable Securities

The following is a summary of the Company's investment in marketable securities:

	December 31, 2005				December 31, 2006			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair market value
Available-for-sale:								
Equity securities	$ 35	$ 12	$ (5)	$ 42	$ 40	$ 5	$ (2)	$ 43
Corporate bonds	–	–	–	–	45	1	–	46
Israeli Government debts	87	4	(1)	90	63	7	–	70
	$ 122	$ 16	$ (6)	$ 132	$ 148	$ 13	$ (2)	$ 159

The gross realized gains on sales of available-for-sale securities totaled $ 0, $ 77 and $ 13 in 2004, 2005 and 2006, respectively, recorded in financial income. The net adjustment to unrealized holding gains (losses) on available-for-sale securities included

U.S. Dollars in thousands (except share data)

as a separate component of shareholders' equity, "Accumulated other comprehensive gains (losses)" amounted to $ 83, $ (76) and $ 1 in 2004, 2005 and 2006, respectively.

None of the unrealized loss as of December 31, 2006, are outstanding over than 12 months period.

The amortized cost and fair value of debt and marketable equity securities as of December 31, 2006, by contractual maturity, are shown below.

December 31, 2006	Amortized cost	Fair market value
Matures after one year through five years	$ 63	$ 70
Matures after five years through ten years	29	30
Matures after ten years	16	16
Equity securities – No definite maturity date	40	43
Total	$ 148	$ 159

Note 4: Other Accounts Receivable and Prepaid Expenses

December 31,	2005	2006
Grants receivable from the Office of the Chief Scientist	$ 130	$ 454
Government authorities	75	77
Prepaid expenses	142	147
Deferred income taxes (1)	14	14
Others	130	71
	$ 491	$ 763

(1) See Note 14d.

Note 5: Inventories

December 31,	2005	2006
Raw materials	$ 58	$ 57
Finished products	123	81
	$ 181	$ 138

U.S. Dollars in thousands (except share data)

Note 6: Investments in Affiliate

a. Composed as follows:

December 31,	2005	2006
Investment in Jusan S.A. (50% owned)		
Equity, net (1)	$ 1,580	$ 1,563
Goodwill	35	35
	$ 1,615	$ 1,598
(1) Investment as of purchase date	$ 1,171	$ 1,171
Retained earnings (Net of dividends)	409	392
	$ 1,580	$ 1,563
Dividend received from Jusan S.A. during the year	$ 195	$ 409

b. Summarized financial information of Jusan S.A. (50% owned):

December 31,	2005	2006
Current assets	$ 4,177	$ 3,743
Non-current assets	$ 45	$ 88
Current liabilities	$ (1,057)	$ (694)

Year ended December 31,	2004	2005	2006
Revenues	$ 6,892	$ 5,682	$ 5,462
Gross profit	$ 3,158	$ 2,530	$ 2,658
Net income	$ 444	$ 4	$ 318

Note 7: Long-term Loan, Net of Current Maturities

The Company's long term loans include a loan granted to the purchaser of Silverbyte Ltd. shares which were sold by the Company in July, 2000. The loan will be fully repaid in April 2007.

a. Composed as follows:

December 31,	2005	2006
Loan to others in NIS – unlinked (1)	$ 21	$ 4
Less – current maturities (2)	18	4
	$ 3	$ –

(1) The weighted average interest rate for the years ended December 31, 2005 and 2006 is 7.65%.

(2) Included in other accounts receivable.

U.S. Dollars in thousands (except share data)

b. As of December 31, 2006, the aggregate annual maturities of long-term loans are as follows:

2007 (current maturities)	$ 4

Note 8: Other Investments

December 31,	2005	2006
Long-term leasing deposits (1)	$ 27	$ 46
Investment in other companies	320	320
	$ 347	$ 366

(1) Linked to the Israeli CPI

Note 9: Property and Equipment

December 31,	2005	2006
Cost:		
Computers and peripheral equipment	$ 3,022	$ 3,118
Office furniture and equipment	566	572
Motor vehicles	48	48
Leasehold improvements	140	150
	3,776	3,888
Accumulated depreciation:	3,205	3,449
Depreciated cost	$ 571	$ 439

The depreciation expense for the years ended December 31, 2004, 2005 and 2006 amounted to $ 211, $ 254 and $ 243, respectively.

Note 10: Goodwill and Other Intangible Assets

a. Goodwill:

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2006 are as follows:

Balance as of January 1, 2005	$ 3,415
Additional consideration in conjunction with TK acquisition based on post-contract billing revenues, see Note 1(c)	285
Balance as of December 31, 2005	3,700
Additional consideration in conjunction with TK acquisition based on post-contract billing revenues, see Note 1(c)	192
Goodwill acquired during the year (see Note 1d)	166
Balance as of December 31, 2006	$ 4,058

U.S. Dollars in thousands (except share data)

b. Other intangibles consist of the following:

December 31,	2005	2006
Cost:		
Development technology	$ 1,440	$ 1,873
Capitalized software development costs	386	386
Customer relationship	300	945
	2,126	3,204
Accumulated amortization		
Development technology	923	1,131
Capitalized software development costs	160	289
Customer relationship	50	145
	1,133	1,565
Amortized cost	$ 993	$ 1,639

Intangible assets resulted from acquisitions of IntegraTrak and TelSoft (see Note 1d), the Company's U.S. subsidiaries and TeleKnowledge (see Note 1c).

c. Amortization expenses amounted to $ 188, $ 401 and $ 432 for each of the years ended December 31, 2004, 2005 and 2006, respectively.

d. Estimated amortization expenses for:

Year ended December 31,	
2007	$ 512
2008	416
2009	243
2010	227
2011	153
2012	88
	$ 1,639

Note 11: Accrued Expenses and Other Liabilities

December 31,	2005	2006
Employees and payroll accruals	$ 991	$ 949
Income tax payable	291	498
Accrued expenses	760	638
Customer advances	187	205
Related parties	77	217
	$ 2,306	$ 2,507

U.S Dollars in thousands (except share data)

Note 12: Long-term Bank Loan

a. Composed as follows:

	2006
Long term loan	$ 1,000
Less – current maturities	417
	$ 583

The loan bears annual interest at a rate of the monthly LIBOR + 2%, payable on a monthly basis on the outstanding loan amount commencing August 31, 2006. The loan principal shall be repaid in twelve equal monthly installments commencing August 31, 2007.

b. As of December 31, 2006, the aggregate annual maturities of long-term loans are as follows:

2007 (current maturities)	$ 417
2008	583
	$ 1,000

c. The loan agreement includes the following covenants:

(i) The ratio between shareholders equity and total shareholders equity and liabilities shall not be less than 40% and in no event shall the Company's shareholders equity decrease below $ 5,000 thousand.

(ii) The Company will generate operating income for each of the two subsequent quarters commencing the second quarter of 2007 and onwards.

(iii)The Company's cash and cash equivalents shall not decrease below $ 1,000 at any given time.

In the event that the Company violates one of the above covenants the loan shall become immediately due.

d. To secure the loan, the Company provided the Bank a floating charge on all its current and long term assets and a fixed charge on its goodwill and on its authorized but not outstanding shareholders equity.

Note 13: Commitments and Contingent Liabilities

a. Lease commitments:

The facilities of the Company and its subsidiaries are rented under operating leases for periods ending May 2007 through June 2010.

Future minimum lease commitments under non-cancelable operating leases as of December 31, 2006 are as follows:

2007	$ 357
2008	352
2009	292
2010	134
	$ 1,135

U.S. Dollars in thousands (except share data)

Lease expenses for the years ended December 31, 2004, 2005 and 2006 were approximately $ 334, $ 489 and $ 479, respectively.

b. Royalty commitments:

1. The Company is committed to pay royalties to the Office of the Chief Scientist of the Ministry of Trade ("OCS") of the Government of Israel on proceeds from sales of products resulting from the research and development projects in which the Government participated. In the event that development of a specific product in which the OCS participated is successful, the Company will be obligated to repay the grants through royalty payments at the rate of 3% to 5% based on the sales of the Company, up to 100%-150% of the grants received linked to the dollar. As of December 31, 2006, the Company has a contingent liability to pay royalties in the amount of $ 9,486. The obligation to pay these royalties is contingent upon actual sales of the products and, in the absence of such sales, no payment is required.

The Company has paid or accrued royalties in its cost of revenues relating to the repayment of such grants in the amount of $ 181, $ 198 and $ 186 for the years ended December 31, 2004, 2005 and 2006, respectively.

2. The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded the Company grants for participation in foreign marketing expenses. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received linked to the U.S. dollar. As of December 31, 2006, the Company has a contingent obligation to pay royalties in the amount of $ 259.

c. Claims and demands:

1. In April 2000, the Tax Authorities in Israel issued to the Company a demand for a tax payment, for the period of 1997–1999, in the amount of approximately NIS 6,000 thousand ($ 1,420).

The Company has appealed to the Israeli Tel Aviv district court in respect of the abovementioned tax demand. The Company believes that certain defenses can be raised against the demand of the tax authorities. The Company believes that the outcome of this matter will not have a material adverse effect on its financial position or results of operations. The Company has provided a provision for the amount considered probable.

2. On April 18, 2005, Amdocs (Israel) Ltd. and Amdocs Ltd. ("the plaintiffs") filed a complaint with the Tel-Aviv District Court against the Company, its Chief Executive Officer and others ("the Defendants") alleging, among other things, that professional and commercial information belonging to the plaintiffs was transferred to the defendants for use in the Company's activity. The plaintiffs are seeking an injunction prohibiting the defendants from making any use of the information and trade secrets that were allegedly transferred, injunctions requiring the return of such information and estimated damages of NIS 14,775 thousand (approximately $ 3,500).

On June 27, 2005, the defendants filed a statement of defense, in which the defendants claim that the factual and legal allegations by the plaintiffs are baseless, and the causes of action and relief requested are without merit.

On March 22, 2007, the complaint had been dismissed without prejudice by mutual agreement and following a settlement between all parties to the complaint and with no payment by any of the litigants.

3. On November 22, 2005, the Company received a letter from one of its customer's legal counsel alleging, among other things, that the Company materially breached the agreement that was entered into with the customer who is seeking full repayment of the amounts that were paid by him under the agreement, including interest and indemnification for damages. The Company cannot currently assess the outcome of this claim or its adverse effect on the Company's financial position or results of operations.

4. On February 21, 2007, one of the Company's suppliers ("the plaintiffs") filed a complaint with the Kfar-Saba Magistrate Court against the Company, in which he demands payment of NIS 179 thousand (approximately $ 42) with respect to electronic components that were ordered by the Company. The Company made a provision in its financial statements for this claimed amount. The abovementioned claim is related to the claims raised in Note 13c(3).

5. On March 15, 2007, the Company received a letter from one of its customer's legal counsel alleging, among other things, that the Company materially breached an agreement relating to its billing solutions which was entered into on March 30, 2006. The customer is seeking full repayment of the amounts that were paid by him under the agreement in the amount of approximately $141 plus compensating damages as provided in the agreement. The Company believes that the agreement cancellation was unfounded and intends to vigorously pursue its rights under the agreement. Due to the preliminary stage of this matter, the Company and its legal advisors cannot currently assess the outcome or possible adverse effect on the Company's financial position or results of operations.

U.S. Dollars in thousands (except share data)

d. Guarantees:

1. The Company provided a bank guarantee through April 2007 in the amount of $ 60 to secure its obligations under one of its leasing agreements.

2. The Company provided a bank guarantee through February 2007 in the amount of $ 55 in favor of one of its customers to secure its obligations under the agreement that was signed by the parties.

3. The Company provided a bank guarantee through September 2010 in the amount of $ 190 to secure its obligations under one of its leasing agreements.

Note 14: Taxes on Income

a. Israeli taxation:

1. Corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

2. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

The Investment Law empowers the Israeli Investment Center to grant Approved Enterprise status to capital investments in production facilities that meet certain relevant criteria ("Approved Enterprise"). In general, such capital investments will receive Approved Enterprise status if the enterprise is expected to contribute to the development of the productive capacity of the economy, absorption of immigrants, creation of employment opportunities, or improvement in the balance of payments.

The tax benefits derived from any such Approved Enterprise relate only to taxable income attributable to the specific program of investment to which the status was granted. Since MTS is operating more than one "Approved Enterprise" program and since part of its taxable income is not entitled to tax benefits under the abovementioned law and is taxed at the regular corporate tax rate, its effective tax rate is the result of a weighted combination of the various applicable rate and tax exemptions, and the computation is made for income derived from each program on the basis of formulas specified in the law and in the approvals.

MTS was granted the status of an "Approved Enterprise" under the Law in respect of several different capital expenditure programs. For all of such Approved Enterprises, the Company elected to apply for alternative tax benefits ("Alternative Package").

Accordingly, MTS Ltd.'s income attributed to the Approved Enterprise under the alternative package is tax exempt for a period of two years, commencing with the year the Company earns taxable income, and subject to corporate tax at the rate of 10%–25% (depending on the rate of foreign holdings in the Company), for additional periods of five to eight years.

In the event of distribution of dividends from the said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise's income.

The duration of tax benefits, for each of the Programs is subject to limitations of the earlier of 12 years from completion of the investment or commencement of production, or 14 years from receipt of approval, as an Approved Enterprise under the Law.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Law and regulations published thereunder.

U.S. Dollars in thousands (except share data)

Should MTS Ltd. fail to meet such requirements in the future, income attributable to its Approved Enterprise programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such programs.

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a "Privileged Enterprise" (rather than the previous terminology of Approved Enterprise), such as a provision requiring that at least 25% of the "Privileged Enterprise's" income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies are no longer required for Investment Center approval in order to qualify for tax benefits. The period of tax benefits for a new "Privileged Enterprise" commences in the "Year of Commencement". This year is the later of: (1) the year in which taxable income is first generated by the company, or (2) the Year of Election.

If a company requested the "Alternative Package" of benefits for an Approved Enterprise under the old law before the 2005 amendment, it is precluded from filing a Year of Election notice for a "Privileged Enterprise" for three years after the year in which the Approved Enterprise was activated.

In addition, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the existing Approved Enterprises will not be subject to the provisions of the Amendment.

As a result of the amendment, tax-exempt income generated under the provisions of the amended law, will subject the Company to taxes upon dividend distribution or complete liquidation.

Dividend distributed by an Approved Enterprise and "Privileged Enterprise" will be subject to withholding tax of 15%.

Out of the Company's retained earnings as of December 31, 2006 approximately $ 2,250 are tax exempt attributable to its Approved Enterprise programs. . If such tax exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%–25%) and an income tax liability of up to approximately $ 562 would be incurred as of December 31, 2006.

The Company's board of directors has determined that it would not distribute any amounts of its undistributed tax exempt income as dividend. The Company intends to reinvest the amount of its tax exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise" as the undistributed tax exempt income is essentially permanent in duration.

Income from sources other than the Approved Enterprise is subject to tax at regular Israeli corporate tax rate.

3. Tax assessments:

Regarding the claim from the tax authorities in Israel, see Note 13c(1). The Company has received final tax assessments until the 1996 tax year.

4. Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are presented in dollars. The difference between the annual change in the CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes presented in the financial statements. In accordance with paragraph 9(f) of SFAS 109, MTS and its Israeli subsidiary have not provided for deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

5. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

MTS is currently qualified as an "industrial company" under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary

U.S. Dollars in thousands (except share data)

Adjustments Law, the right to claim public issuance expenses and amortization of intangible property rights as a deduction for tax purposes.

b. Income taxes on non-Israeli subsidiaries:

Non Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

c. Net operating losses carryforward:

As of December 31, 2006, the Company and its subsidiaries in Israel, Asia and U.S. have an estimated total amount of available carryforward tax losses of $ 10,705, $ 381 and $ 437, respectively to offset against future taxable profits. The operating tax loss carryforwards in Israel and in Hong Kong (Asia) may be offset indefinitely against operating income.

MTS IntegraTrak and MTS TelSoft are subject to U.S. income taxes and have a net operating loss carryforward amounting to approximately $ 437 as of December 31, 2006, which expires in the years 2015 to 2021. Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

d. Deferred income taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

December 31,	2005	2006
Tax loss carryforward of the Company	$ 1,985	$ 2,416
Allowances for doubtful accounts and accruals for employee benefits	57	69
In respect of marketable securities	47	47
Goodwill and other intangible assets-liability	(208)	(253)
Capitalized software and other intangible assets	76	304
Other	208	442
Net deferred tax asset before valuation allowance	2,176	3,025
Valuation allowance	(2,036)	(2,899)
Net deferred income taxes	$ 129	$ 126
Presented as follows:		
Current assets – foreign	$ 14	$ 14
Other assets – foreign	$ 115	$ 112

MTS and certain of its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences, since they have a history of losses over the past years. Management currently believes that it is more likely than not that part of the deferred tax regarding the loss carryforward in the Company and other temporary differences will not be realized in the foreseeable future.

e. A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations, is as follows:

U.S. Dollars in thousands (except share data)

Year ended December 31,	2004	2005	2006
Loss before taxes as reported in the statements of operations	$ (4,086)	$ (4,208)	$ (2,287)
Tax rates	35%	34%	31%
Theoretical tax benefit	$ (1,430)	$ (1,431)	$ (709)
Increase in taxes resulting from:			
Effect of different tax rates	2	38	(17)
Tax adjustment in respect of inflation in Israel and others	12	(17)	(9)
Utilization of carryforward tax losses for which valuation allowance was provided	(21)	–	(22)
Non-deductible expenses and tax exempt income	–	10	13
Taxes and deferred taxes in respect of previous years	256	(21)	112
Deferred taxes for which valuation allowance was provided	1,447	1,431	750
Taxes on income as reported in the statements of operations	$ 266	$ 10	$ 118

f. Loss before income taxes is comprised as follows:

Domestic	$ (3,918)	$ (4,042)	$ (1,511)
Foreign	(168)	(166)	(776)
	$ (4,086)	$ (4,208)	$ (2,287)

g. Taxes on income are comprised as follows:

Year ended December 31,	2004	2005	2006
Current taxes	$ 10	$ –	$ 5
Deferred taxes	33	10	3
Taxes and deferred taxes in respect of previous years	223	–	110
	$ 266	$ 10	$ 118
Domestic	$ 256	$ –	$ –
Foreign	10	10	118
	$ 266	$ 10	$ 118

Note 15: Related Parties Transactions and Balances

a. On November 8, 1999, the Board of Directors and the audit committee approved, subject to the shareholders' approval, an increase in the monthly salary of the Chairman of the Board of Directors from $ 5 to $ 7 per month and the grant of options to purchase 98,824 Ordinary shares. The options were granted to him at his request in lieu of salary for the 12 month period

U.S. Dollars in thousands (except share data)

ending December 31, 2000. The exercise price of the options is $ 6 per share, expected dividend yield is 0%, and the risk free interest rate is 6%. The options will vest ratably over an eight-month period beginning January 1, 2000 and will terminate five years from the date of grant. The options were forfeited by the end of the year 2004.

The wife of the Chairman of the Board of Directors provides ongoing legal services to the Company and receives a monthly retainer of $ 5. The conditions for retaining her services were approved by the Company's Board of Directors and audit committee.

MTS's subsidiaries, MTS Asia Ltd. and MTS IntegraTRAK, entered into an agreement with C. Mer, pursuant to which they distribute and support certain of C. Mer's (company under common control) products and provide certain services on behalf of C. Mer. Generally, C. Mer compensates MTS Asia Ltd. for these activities at cost plus 10% and compensates MTS IntegraTRAK at cost plus 5%.

b. In 2005 and 2006, the balance with C. Mer reflects short-term debt and other receivables. Due to the short-term nature, no interest was charged by or paid to C. Mer through December 31, 2005 and 2006.

c. Transactions with related parties were as follows:

Year ended December 31,	2004	2005	2006
Sales through related parties	$ 15	$ –	$ –
Amounts charged by related parties:			
Cost of revenues	$ 32	$ 8	$ 10
Operating expenses	7	42	60
	$ 39	$ 50	$ 70
Amounts charged by MTS Integra TRAK and MTS Asia to related parties:			
Selling and marketing	$ 18	$ –	$ 246
Payments from (repayments to) the related parties, net	$ 20	$ (80)	$ (38)

d. Amounts due from an affiliate:

December 31,	2005	2006
Jusan S.A	$ (18)	$ (137)

Note 16: Shareholders' Equity

a. Share capital:

The Ordinary shares entitle their holders the right to receive notice to participate and vote in general meetings of MTS and the right to receive cash dividends, if declared.

b. Private placement agreement:

On August 10, 2005, the Company has entered into definitive agreements with institutional and private investors for a private placement of Ordinary shares and warrants to purchase Ordinary shares that has raised $ 2,625 (net of issuance costs of approximately $ 200).

U.S. Dollars in thousands (except share data)

Pursuant to the agreements, MTS has issued an aggregate 937,500 Ordinary shares at $ 3.00 per share. In addition, the Company provided the investors with warrants to purchase an aggregate 375,000 additional Ordinary shares of MTS at an exercise price of $ 4.00 per share. Each investor received warrants to purchase two Ordinary shares for each five Ordinary shares purchased. The warrants became exercisable six months after their issuance and will expire within three and a half years after they become exercisable.

c. Stock options:

MTS has authorized, through its 1996 Incentive Share Option plan, the grant of options to officers, management, employees and directors of MTS or any subsidiary of up to 1,900,000 of MTS's Ordinary shares. Up to 1,500,000 options shall be granted under the option plan pursuant to section 102 of the Israel Income Tax Ordinance. Any option, which is canceled or forfeited before expiration, will become available for future grants.

Each option granted under the Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options were exercised. The options vest primarily gradually over three or four years of employment.

In 2003, Section 102 of the Israeli Income Tax Ordinance was amended effective as of January 1, 2003. Therefore MTS has rolled-over the remaining options available at that time to be granted under a new plan that conforms with the newly amended provisions of Section 102 of the Israel Income Tax Ordinance. The Incentive Share Option Plan will terminate in 2013, unless cancelled earlier by MTS's board of directors.

In June 2006, MTS has authorized, through its 2006 Stock Option plan ("2006 Plan"), the grant of options to officers, management, employees and directors of MTS or any subsidiary of up to 400,000 of MTS's Ordinary shares. Each option granted under the 2006 Plan will be either an option intended to be treated as an "incentive stock option," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or an option that will be treated as a "non-qualified stock option."

Each option granted under the Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the plans may not be less than the fair market value of an ordinary share determined as of the date of grant of the option.

As of December 31, 2006, 665,574 options are available for future grant.

d. A summary of option activity under the Company's Stock Option as of December 31, 2006 and changes during the twelve months ended December 31, 2006 are as follows:

	Number of options audited	Weighted – average exercise price	Weighted – average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at December 31, 2005	725,500	$ 2.66	2.68	$ –
Granted	60,000	$ 3.34	–	–
Exercised	(40,341)	$ 1.61	–	55
Forfeited	(144,759)	$ 3.17	–	–
Outstanding at December 31,2006	600,400	$ 2.67	2.79	$ –
Exercisable at December 31,2006	286,425	$ 2.24	2.31	$ –
Vested and expected to vest	545,383	$ 2.65	2.76	$ –

U.S. Dollars in thousands (except share data)

The weighted average grant-date fair value of options granted during 2004, 2005 and 2006, was $ 0.781, $ 1.70 and $ 1.94 per option, respectively.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal year 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of the Company's stock. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005, and 2004, was $ 55, $ 188, and $ 53, respectively. As of December 31, 2006, there was $ 209 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 3 years.

The options outstanding as of December 31, 2006 have been separated into ranges of exercise prices, as follows:

Range of exercise price	Outstanding	Remaining contractual life (years)	Weighted average exercise price	Exercisable	Remaining contractual life (years)	Weighted average exercise price
$ 1.844	250,000	1.94	$ 1.844	187,500	1.94	$ 1.844
$ 2.2–2.35	83,500	2.70	$ 2.29	41,750	2.70	$ 2.29
$ 2.9–2.95	15,900	1.95	$ 2.91	11,925	1.95	$ 2.91
$ 3.27–3.4	70,000	3.60	$ 3.38	14,500	3.54	$ 3.37
$ 3.45–3.49	77,000	3.82	$ 3.47	7,750	3.34	$ 3.48
$3.87	104,000	3.74	$ 3.87	23,000	3.74	$ 3.87
	600,400		$ 2.67	286,425		$ 2.24

e. Options and warrants to non-employees:

Issuance date	In connection with	Number of options granted	Options exercised	Options exercisable	Options forfeited or expired	Exercise price per share	Exercisable through
January 2000	Advisory Board	98,824	–	–	98,824	$ 6.000	December 2004
February 2001	Service provider	25,000	–	–	25,000	$ 5.625	February 2006
January 2005	Service provider	70,000	–	70,000	–	$ 3.250	January 2008
May 2005	Service provider	10,000	–	10,000	–	$ 3.490	May 2015
August 2005	Service provider	37,000	–	37,000	–	$ 4.000	August 2009
September 2005	Service provider	10,000	–	–	10,000	$ 3.870	September 2015
December 2005	Service provider	100,000	–	–	100,000	$ 3.120	December 2006
		350,824	–	117,000	233,824		

During 2006, no options to consultants were granted by the Company. The Company had accounted for its outstanding options to non-employees under the fair value method of SFAS No. 123 and EITF 96–18. The fair value for these options was estimated at the measurement date using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2006 and 2005: risk-free interest rates of 5.23% and 4.06%, respectively, dividend yields of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 34.22% and 52.37%, respectively, and a contractual life of 0.85 and 3.3 years, respectively.

Compensation expenses related to the granting of stock options to consultants amounted to $ 0, $ 156 and $ 10 for the years ended December 31, 2004, 2005 and 2006, respectively.

U.S. Dollars in thousands (except share data)

f. Treasury shares:

During 2004, 2005 and 2006, the Company purchased 3,800, 0 and 0 treasury shares in consideration of $ 9 $ 0 and $ 0, respectively, according to the stock repurchase program, which authorized the Company's officers to repurchase up to 600,000 Ordinary shares of MTS and was approved by the Company's Board of Directors.

During 2003, MTS cancelled $457 of its treasury shares, which represent 384,610 Ordinary shares.

g. Dividends:

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment.

Note 17: Geographic Information and Major Customers and Products

The Company adopted Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the customer.

The following is a summary of revenues within geographic areas based on end customer location and long-lived assets:

Year ended December 31,	2004	2005	2006
Revenues from sales:			
United States	$ 4,967	$ 6,043	$ 5,353
Germany	1,724	2,059	1,881
Asia	635	359	624
Holland	798	747	561
Others	1,289	2,355	2,065
	$ 9,413	$ 11,563	$ 10,484

Total revenues from external customers divided on the basis of the Company's product lines are as follows:

December 31,	2005	2006
TABS	$ 7,454	$ 5,329
Application suits	2,603	4,044
Billing products	1,506	1,111
	$ 11,563	$ 10,484
Long-lived assets:		
Israel	$ 3,013	$ 3,177
United States	2,194	2,913
Others	57	46
	$ 5,264	$ 6,136

U.S. Dollars in thousands (except share data)

Note 18: Subsidiaries and Affiliates

	Percentage of ownership	Jurisdiction of incorporation
Subsidiaries:		
MTS IntegraTRAK Inc.	100%	Delaware
MTS TelSoft Inc. (a subsidiary of MTS IntegraTRAK Inc.)	100%	Delaware
MER Fifth Avenue Realty Inc. (a subsidiary of MTS IntegraTRAK Inc.) *)	100%	New York
MTS Asia Ltd.	100%	Hong Kong
Telegent Ltd. *)	100%	Israel
Jaraga B.V.	100%	Netherlands
Verdura B.V. (a subsidiary of Jaraga B.V.) *)	100%	Netherlands
Voltera Technologies V.O.F. (a partnership held 99% by Jaraga B.V. and 1% by Verdura B.V.) *)	100%	Netherlands
Bohera B.V. (a subsidiary of Jaraga B.V.) *)	100%	Netherlands
Tabs Brazil Ltd. (a subsidiary of Bohera B.V.)	100%	Brazil
Affiliate:		
Jusan S.A. (an affiliate of Jaraga B.V.)	50%	Spain

*) Inactive, or having immaterial activity.

Note 18: Subsequent Events

On February 6, 2007, the Board of Directors of the Company approved the sale of the shares of TABS Brazil Ltda., to local Brazilian individuals in consideration for $ 335 (the "Price"). The Price shall be paid in 60 monthly installments, commencing January 1, 2008 with the first installment being in the amount of $ 67 and the remaining installments in the amount of $ 6 each.

Corporate Directory

Board of Directors

Mr. Chaim Mer, Chairman
Mr. Isaac Ben-Bassat, Director
Mr. Steven J. Glusband, Director
Mr. Alon Aginsky, Director
Dr. Yehoshua Gleitman, Director
Dr. Orna Berry, Director
Mr. Yaacov Goldman, Director

Officers

Mr. Eytan Bar, President & CEO
Mr. Shlomi Hagai, Corporate COO & CFO
Mr. Hanoch Magid, VP Marketing & Sales EMEA
Mr. Eric Fay, VP Sales North America

International

MER Telemanagement Solutions Ltd.
22 Zarhin Street
Ra'anana 43662, Israel
Tel: (972) 9-762-1777
Fax: (972) 9-746-6597
E-mail: mts@mtsint.com

North America

MTS IntegraTRAK Inc.
12015 115th Avenue N.E., Suite E-215
Kirkland, WA 98034, USA
Toll Free: (1) 800-745-8725
Fax: (1) 425-896-4002

18-35 River Road, 2nd floor
Fair Lawn, NJ 07410, USA
Toll Free: (1) 888-929-7779
Fax: (1) 201-421-2280

MTS TelSoft Inc.
100 North Brand Blvd., Suite 400
Glendale, CA 91203, USA
Tel: (1) 818-545-8680
Fax: (1) 818-545-9704

Asia & Pacific Rim

MTS Asia Ltd.
Room b-4, 8/F Kwong Loong Tai Bldg.
1016-1018 Tai Nan west street
Cheung Sha Wan
Kowloon, Hong Kong
Tel: (852) 2413-2802
Fax: (852) 2413-2862
E-mail: info@mtsasia.com

Europe

JARAGA B.V.
Rapenburgerstraat 204
1011 MN Amsterdam, Holland
Tel: (31) 20-778-4141
Fax: (31) 20-330-5444

South America

TABS Brasil Ltda.
TABS Brasil Ltda
Av. Paulista, 1.439 - Cj. 14 - 1º. Andar
01311-200 São Paulo / Brazil
Tel: (55) 0 11-2124-0174
Fax: (55) 0 11-2124-0199
E-mail: comercial@tabs.com.br

Investors and Information

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038, USA

US Legal Counsel
Carter, Ledyard & Milburn
2 Wall Street
New York, NY 10005, USA
Tel: (1) 212 732-3200
Fax: (1) 212 732-3232

Independent Auditor
Kost, Forer, Gabbay & Kasierer
Member of Ernst & Young Global
3 Aminadav Street
Tel-Aviv 61575, Israel
Tel: (972) 3 623-2535
Fax: (972) 3 562-2555

Stock Exchange Listing
Nasdaq Capital Market
Symbol: MTSL

Form 20-F
Copies of MTS's Annual Report on Form 20-F as filed with the Securities and Exchange Commission may be obtained by shareholders without charge upon written request to:
Mr. Shlomi Hagai
MTS Ltd.
22 Zarhin Street
Ra'anana 43662, Israel

Investors Relations
Financial Access Ltd
7 Jabotinsky St.
Ramat Gan 52520, Israel
Tel: (972) 3 575-7081
Fax: (972) 3 575-7083

Annual Meeting

The Annual Meeting of Shareholders will be held on Thursday, August 9, 2007 at 10:00 am at the Company's offices, 22 Zarhin Street, Ra'anana, Israel.









www.mtsint.com

Design & Production: Studio Diana Churges. Copywriter: Ariel Marketing.

MER Telemanagement Solutions Ltd.

[illegible]

MTS IntegraTRAK Inc.

[illegible]

MTS TelSoft Inc.

[illegible]

MTS Asia Ltd.

[illegible]

TABS Brasil Ltda.

[illegible]

JARAGA B.V.

[illegible] Amsterdam, Holland

[illegible]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)



By:____________________
Eytan Bar
President and
Chief Executive Officer

Date: July 11, 2007

END